MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management's Discussion and Analysis ("MD&A") has been prepared as at November 14, 2024 to provide a meaningful understanding of Burcon NutraScience Corporation's ("Burcon" or the "Company") operations, performance, and financial condition for the three and six months ended September 30, 2024. The following information should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and related notes for the periods ended September 30, 2024 and 2023, which are prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), as well as the audited consolidated annual financial statements for the year ended March 31, 2024. We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Additional information relating to Burcon, including the Company's Annual Information Form ("AIF"), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws (collectively, "forward-looking statements"), which may include, but are not limited to, statements with respect to possible events, conditions, acquisitions, or results of operations that are based on assumptions about future conditions and courses of action and include future oriented financial information with respect to prospective results of operations, financial position or cash flows that is presented either as a forecast or a projection, and also include, but are not limited to, statements with respect to the future financial and operating performance of the Company.  All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A the words "estimate", "budget", "project", "believe", "anticipate", "intend", "expect", "plan", "projects", "predict", "may", "should", "will", or the negatives of these words or other variations thereof and comparable terminology or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things:

  continued development of the Company's products and business;
  the Company's growth strategy;
  the Company's strategies for commercialization of its products;
  production costs and pricing of its plant proteins;
  marketing strategies for Company's plant proteins;
  development of commercial applications for its plant proteins;
  ability to produce proteins and protein isolates in commercial quantities with sufficient grade and quality at cost-effective prices;
  ability to produce proteins and protein isolates at a cost level which will make them competitive with animal proteins;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023 construction, commissioning and operation of production facilities;
  future protection of intellectual property and improvements to existing processes and products;
  regulatory approvals;
  input and other costs; and
  liquidity and working capital.

The forward-looking statements are based on a number of key expectations and assumptions made by management of the Company, including, but not limited to:

  the Company's ability to identify a suitable joint venture partner for its protein extraction and purification strategies;
  the Company's ability to execute its strategic and business strategies;
  the Company's and its potential partners' ability to construct, acquire, commission and operate its production facility;
  the Company's ability to contract with partner manufacturers to produce its plant proteins;
  the Company's or its licensing partners' ability to generate new sales;
  the Company's or its potential licensing partners' ability to produce, deliver and sell the expected product volumes at the expected prices;
  the Company's ability to obtain required regulatory approvals;
  the Company's ability to control costs;
  the Company's ability to obtain and maintain intellectual property rights and trade secret protection;
  market acceptance and demand for the Company's or its licensing partners' products;
  the successful execution of the Company's business plan;
  achievement of current timetables for product development programs and sales;
  the availability and cost of labour and supplies;
  the availability of additional capital; and
  general economic and financial market conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

Although the Company believes that the factors and assumptions used to develop the forward-looking statements are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect the Company's current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this MD&A, including, but not limited to:

  the condition of the global economy;
  market acceptance of the Company's products;
  availability of input materials;
  changes in input materials and product pricing;
  changes in the Company's customers' requirements, the competitive environment and related market conditions;
  delays in the construction, commissioning and operation of production facilities;
  product development delays;
  changes in the availability or price of labour and supplies;
  the Company's ability to attract and retain business partners, suppliers, employees and customers;
  changing food or feed ingredient industry regulations;
  the regulatory regime;
  the Company's access to funding and its ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements; and
  the Company's ability to protect its intellectual property;

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

The Company qualifies all the forward-looking statements contained in this MD&A by the foregoing cautionary statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

GOING CONCERN

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that Burcon will continue its operations and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations for the foreseeable future. In assessing whether the going concern assumption is appropriate and whether there are material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern, management considers all available information and actions within its control with respect to the future which is at least, but not limited to, twelve months from the end of the reporting period.

The Company has incurred losses since its inception and as at September 30, 2024, had an accumulated deficit of $146.3 million (March 31, 2024 - $142.0 million) and negative working capital (current liabilities in excess of current assets) of $4.8 million.. During the six months ended September 30, 2024, the Company incurred a net loss of $4.2 million (2023 - $3.3 million) and had negative cash flow from operations of $3.0 million (2023 - $2.6 million).

The Company began commercial production of its hemp protein isolate in the year ended March 31, 2024, and in the six months ended September 30, 2024, the Company began commercial production of its canola protein isolate. During the six months ended September 30, 2024, the Company generated revenue from the sale of protein isolate and from the provision of contract research services. The Company has not earned significant revenues from its technologies.

Subsequent to September 30, 2024, the Company extended the maturity date of tranche 1 of the secured loan to July 1, 2026 and requested a draw of $1.0 million on tranche 2 of the secured loan (refer to page 8). These actions remedied the negative working capital balance as at September 30, 2024. The Company has a further $3.0 million of undrawn capacity on tranche 2 of the secured loan.

The Company's ability to continue as a going concern is dependent upon the Company's ability to successfully commercialize its technologies, scale production and raise additional capital to fund its planned commercialization and research and development activities. The Company has historically relied on equity and debt financing to fund its operations. The Company's current working capital and revenues are not expected to provide the Company with adequate funding to its short-term obligations for the next 12 months and to successfully commercialize its technologies and scale production. While the Company is considering various financing options for its short-term and long-term liquidity requirements to maintain its operations and fund its commercialization and research and development activities, there can be no assurance that additional financing may be available on acceptable terms, if at all. If Burcon is unable to raise additional funds when it needs them, it may be required to delay, reduce or eliminate some or all of its commercialization efforts or research and development programs. Therefore, these conditions result in material uncertainties that cast significant doubt over the Company's ability to continue as a going concern.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its commitments, realize its assets and discharge its liabilities in the normal course. These condensed consolidated interim financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Burcon is a global technology leader in the development of plant-based proteins, having developed an extensive portfolio of composition, application, and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more. Our environmentally friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 113 issued patents worldwide, including 60 issued U.S. patents, and 85 additional patent applications, 13 of which are U.S. patent applications.

WINNIPEG TECHNICAL CENTRE (the "WTC")

During the six months ended September 30, 2024, the WTC focused on further development of its novel processes, including sunflower protein, hemp protein and canola protein isolates.

In May 2023, Burcon announced that it has successfully completed end-to-end validation trials of its novel sunflower protein process that was developed during fiscal 2023, using commercial-scale equipment at the WTC. Burcon has validated that its sunflower protein process is ready for commercial scale-up. During fiscal 2024 and in the six months ended September 30, 2024, Burcon entered into a number of material transfer agreements with potential customers and has received positive feedback. Burcon continues to explore potential opportunities to commercialize its sunflower protein process.

In May 2023, Burcon announced that it will be expanding its protein development and innovation business by offering pilot plant processing and scale-up validation as a service for third parties. Burcon's WTC comprises 10,000 square feet of lab and pilot-scale production area utilizing state-of-the-art commercial processing equipment for start-to-finish product development. Manufacturers looking to upcycle by-products, develop end-to-end processes or to validate and scale-up a process can leverage the Company's infrastructure and food processing expertise. During the six months ended September 30, 2024, Burcon has undertaken multiple contract research services agreements and continues to engage in discussions with existing and prospective customers to provide contract services.

STRATEGIC PARTNERSHIPS AND COLLABORATIONS

Burcon continued with its discussions and negotiations with potential partners on additional plant-based protein opportunities. As part of Burcon's strategy to get closer to customers and end markets and to have greater control over the manufacture of Burcon's proteins, the Company is evaluating and pursuing multiple routes-to-market. Concurrent with partnership discussions, Burcon is exploring additional routes-to-market with the goal of reducing the time required to achieve commercial production and sales.

HEMPSEED PROTEIN ISOLATE AND COLLABORATION

In July 2023, Burcon announced that it has partnered with HPS Food and Ingredients Inc. ("HPS"), a global leader in hempseed-based food ingredients, to explore the commercialization of Burcon's hempseed protein isolate. Burcon's novel hempseed protein isolate contains 95% protein, has a neutral flavour profile, exhibits an off-white colour, and disperse well when mixed in solution. These functional attributes are expected to enable the hempseed protein isolate to formulate well in various applications including beverages, snacks, bars, baked goods, plant-based dairy and meat alternatives. In addition, Burcon's hempseed protein isolate technology uses hempseed grown and processed in North America, which is known for its minimal environmental footprint, its role in promoting soil health, and regenerative agriculture.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

This goal of this collaboration is to capitalize on the hempseed protein market trend and deliver plant-based protein solutions to customers worldwide. Through this partnership, Burcon and HPS aim to leverage their combined expertise to accelerate market adoption of Burcon's hempseed protein isolate ("Hemp Product").

After completion of certain market development work and due diligence, Burcon and HPS launched the novel Hemp Product at the Institute of Foods Technologies 2023 Annual Meeting and Exposition held in Chicago, IL in July 2023. Thereafter, Burcon and HPS are continuing to showcase the Hemp Product at various tradeshows, including Natural Products Expo East in Philadelphia, PA, SupplySide West in Las Vegas, NV, Natural Products Expo West in Anaheim, CA and SupplySide East in Secaucus, NJ.

Burcon and HPS have received extensive positive feedback and requests for product samples from potential customers. Burcon and HPS have been working with potential customers in providing samples, comprehensive product data including nutritional information, specifications and application concept sheets and collaborating to develop consumer food applications.

In December 2023, Burcon announced that it had entered into a production agreement with its partner manufacturer to bring the Hemp Product to market. Burcon combined its proprietary equipment with existing infrastructure and manufacturing capabilities of its contract partner to commercially produce the Hemp Products.

In March 2024, Burcon announced that it had successfully completed end-to-end validation trials and the start of commercial-scale production for the world's first high purity 95% hemp protein isolate. During the six months ended September 30, 2024, Burcon achieved its first commercial sale of the Hemp Product.

CANOLA PROTEIN LAUNCH

In May 2024, Burcon announced the launch of its high-purity, nutritionally complete canola protein, derived from non-GMO, Canadian-grown canola seeds. With over 90% protein purity, a neutral flavour, high solubility across a broad pH range, and other functionality attributes, this protein is expected to allow food ingredient companies to create a wide range of innovative, nutritious, sustainable and great-tasting food and beverage products.

In the six months ended September 30, 2024, the Company began commercial production of its canola protein and completed its first sales. The Company expects sales of the canola protein to ramp through the latter half of fiscal 2025.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

CFO APPOINTMENT

On July 1, 2024, Mr. Robert Peets, a seasoned strategy and finance executive, was appointed Chief Financial Officer ("CFO") of the Company. He acts in a fractional capacity and succeeds Ms. Jade Cheng, who stepped down as CFO effective June 30, 2024 for a personal hiatus and to pursue new opportunities. Mr. Peets brings a wealth of experience with a distinguished career spanning over 30 years in financial management, strategic planning, and capital markets. Mr. Peets currently holds the role of fractional CFO for multiple technology companies, leading their development in corporate and financial strategies. He was formerly a Partner at TELUS Ventures, where he was part of the team which managed a $400 million investment portfolio and personally executed over 50 equity and debt transactions in venture-backed companies.

OTCQB LISTING

On May 8, 2024, Burcon's common shares began trading in the US on the OTCQB Venture Market, under the symbol "BRCNF".

PRIVATE PLACEMENT

In the year ended March 31, 2024, the Company completed two private placements and raised aggregate gross proceeds of $7.8 million and net proceeds of $7.6 million after issue costs of $0.2 million.

The Company is using the proceeds from the May 2023 and March 2024 private placements to accelerate its commercial plans to meet customer demand for its protein products, accelerate launch plans for its protein products, fund activities associated with the production and sale of its hemp proteins, fund activities associated with efforts to identify a strategic partner for the commercialization of Burcon's other proteins, including sunflower, further develop Burcon's protein extraction and purification technologies and pursue new related products, fund Burcon's patent activities, and to fund general working capital.

PROTEIN INDUSTRIES CANADA

Protein Industries Canada ("PIC") is an industry-led, not-for-profit organization committed to positioning Canada as a global source of high-quality plant protein ingredients. It is one of Canada's five innovation superclusters, which are government-initiated efforts to significantly boost Canada's job market, GDP, research and innovations.

In March 2024, Burcon announced that it had entered into a collaborative agreement with PIC for the scale-up and commercialization of hempseed and sunflower seed protein. In collaboration with HPS and Puratos Canada, a manufacturer and supplier of bakery ingredients, Burcon will lead the commercialization efforts for its high purity hempseed and sunflower seed protein ingredients.

During the three and six months ended September 30, 2024, Burcon recorded PIC grants of $217,915 and $557,747, respectively, (2023 - $nil and $nil) as government assistance against research and development expenses, general and administrative expenses, inventory, and property and equipment, of which $nil is included in amounts receivable (March 31, 2024 - $457,118). As at September 30, 2024 Burcon had received $187,166 in advance payments in respect of eligible expenses to be incurred in subsequent periods, which is recognized as deferred revenue and government assistance (March 31, 2024 - $250,000).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

SECURED LOAN

As at September 30, 2024, the principal amount outstanding from the first tranche of the Secured Loan is $5.0 million (March 31, 2024 - $5.0 million) and from the second tranche of the Secured Loan is $1.0 million (March 31, 2024 - $1.0 million). Refer to page 14 for discussion of the related party nature of the Secured Loan.

	Six months ended September 30, 2024	Year ended March 31, 2024

Balance, beginning of period	6,404,778	5,112,381
Draw downs	-	1,000,000
Debt issue costs	-	(50,000)
Interest expense accreted	291,992	342,397
Balance, end of period	6,696,770	6,404,778

Subsequent to September 30, 2024, Burcon entered into a letter agreement to amend the first tranche maturity date to July 1, 2026.=

Subsequent to September 30, 2024, Burcon requested a draw of $1.0 million on the second tranche of the Secured Loan.

INTELLECTUAL PROPERTY

Burcon's patent strategy is to seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon's patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;
  Applications to protect the uses of Puratein®, Supertein®, Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, and other plant proteins including sunflower and hemp proteins, for example, as functional food and beverage ingredients; and
  Applications to protect the "signature characteristics" of Puratein®, Supertein®, Nutratein® canola proteins, CLARISOY® soy protein, Peazazz® and Peazac® pea proteins, and other plant proteins, including sunflower and hemp proteins.

As part of Burcon's regular review of its patent portfolio, Burcon focuses its efforts on the maintenance and prosecution of patents that are essential to achieving its strategic efforts. Accordingly, Burcon may defer or cease its maintenance payments on certain non-core patents and patent applications which it deems to be non-essential or redundant for the purposes of achieving its strategic objectives.

Burcon currently holds 60 U.S. issued patents relating to canola protein, soy protein, pulse (including pea) protein, flax protein and protein from other oilseeds including sunflower and hemp. In addition, Burcon has a further 13 patent applications currently filed with the U.S. Patent and Trademark Office.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

As of the date of this MD&A, Burcon's patents and patent applications cover 50 distinct inventions. Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 113 issued patents covering inventions that include the 60 granted U.S. patents. Currently, Burcon has 85 additional patent applications that are being reviewed by the respective patent offices in various countries.

In the six months ended September 30, 2024, Three Burcon inventions entered the national phase and filed applications for protection in various countries worldwide.

RESULTS OF OPERATIONS

As at September 30, 2024, Burcon has not yet generated significant revenues from its technologies. For the three and six months ended September 30, 2024, the Company recorded a loss of $2,354,987 ($0.02 per share) and $4,224,258 ($0.03 per share), respectively, as compared to $1,433,619 ($0.01 per share) and $3,345,702 ($0.03 per share) in the same periods last year.

For the three and six months ended September 30, 2024, Burcon recorded revenues of $40,458 and $277,075, respectively, (2023 - $nil and $nil) from sales of Products and the provision of contract research services. For the three and six months ended September 30, 2024, Burcon recorded royalty revenues of $nil and $nil, respectively, ($2023 - $184,359 and $184,359).

The following provides a comparative analysis of significant changes in major expenditures items.

Research and development expenses

Components of research and development ("R&D") expenditures are as follows:

(in thousands of dollars)

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Salaries and benefits	394	462	804	964
Intellectual property	293	141	386	305
Amortization of deferred development costs	105	105	211	211
Laboratory operation	75	99	161	176
Amortization of property and equipment	70	51	123	99
Rent	30	29	60	58
Analyses and testing	315	22	360	37
Gross research and development expenses	1,282	909	2,105	1,850
Government assistance	(132)	-	(272)	-
Net research and development expenses	1,150	909	1,833	1,850

Salaries and benefits

Gross salaries for the three and six months ended September 30, 2024 decreased by $68,000 and $160,000, respectively, over the same periods in the prior year. The decrease is driven by lower stock-based compensation expense, due to a lower number of RSU grants as well as a lower fair value of option grants.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

Intellectual Property

Intellectual property ("IP") comprises mainly patent fees and disbursements for the prosecution and maintenance of Burcon's patent portfolio. Burcon's patent strategy is to seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon believes it has developed a dynamic and extensive patent portfolio and has filed patent applications in various countries over its inventions.

In the three and six months ended September 30, 2024, IP increased by $152,000 and $81,000, respectively, in comparison to the same periods in the prior year. The increase is driven by the Company having three inventions entering the national phase of the patent application process, which also increased the Company's number of pending patent applications. These increases were partially offset by Burcon's continued efforts to focus its IP spend on patents that are essential to its strategy objective and cease maintenance payments on non-core patents and patent applications.

Analyses and testing

Analyses and testing for the three and six months ended September 30, 2024 increased by $293,000 and $323,000, respectively, over the same periods in the prior year. The increase is driven by the launch of commercial production of commercial protein isolate and the necessary analyses and testing costs incurred to support a successful commercialization effort.

Government assistance

Government assistance for the three and six months ended September 30, 2024 increased by $132,000 and $272,000, respectively, over the same periods in the prior year when no government assistance was received. In the prior year comparable periods, there was no active government funding project. As detailed on page 7, the Company has an active project with PIC that provides government assistance for the scale-up and commercialization of hempseed and sunflower seed protein isolates.

General and administrative expenses

Components of general and administrative ("G&A") expenditures are as follows:

(in thousands of dollars)

	Three months ended September 30,		Six months ended September 30,
	2024	2023	2024	2023
Salaries and benefits	353	428	760	965
Professional fees	317	194	694	360
Office supplies and services	75	58	146	119
Travel and meals	19	55	57	82
Transfer agent and filing fees	4	3	20	21
Investor relations	128	56	315	70
Other	43	9	52	18
Gross general and administrative expenses	939	803	2,044	1,635
Government assistance	(5)	-	(6)	-
Net general and administrative expenses	934	803	2,038	1,635

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

Salaries and benefits

For the three and six months ended September 30, 2024, salaries and benefits decreased $75,000 and $205,000, respectively, over the same year-ago quarter. The lower expense is due mainly to lower stock-based compensation and a staff changes, partially offset by higher director fees from the suspension of fee payment during this prior year quarter.

Professional fees

For the three and six months ended September 30, 2024, professional fees increased $123,000 and $334,000, respectively, over the same year-ago periods. The increase is primarily driven by a $225,000 increase in stock-based compensation in respect of warrants issued in exchange for the provision of financial and strategic advisory services (refer to Related Party Transactions on page 14). The remaining increase is attributed to an increase in consultants hired in respect of business development as the Company launched the production and sales processes for the hemp and canola proteins.

Investor relations

For the three and six months ended September 30, 2024, investor relations expenses increased by $72,000 and $245,000 over the same periods last year. The increase is due the engagement of investor relations firms to increase the Company's investor outreach.

LIQUIDITY AND FINANCIAL POSITION

At September 30, 2024, the Company had cash and cash equivalents of $1.0 million (March 31, 2024 - $4.2 million) and access to $4.0 million (March 31, 2024 - $4.0 million) of undrawn capacity on tranche 2 of the Secured Loan. Subsequent to September 30, 2024, the Company requested a draw of $1.0 million on Tranche 2 of the Secured Loan and has a remaining $3.0 million of undrawn capacity on this tranche.

The net cash used in operations during the six months ended September 30, 2024 was $3.0 million as compared to $2.6 million in the same period last year. The increase in net cash used in operations of $444,000 is primarily driven by increased R&D expenditures as a result of launching commercial production of the hemp and canola protein isolates and the pursuit of additional patents. The increase is further driven by increased G&A expenditures as the Company relaunched its investor relations outreach. These increases are partially offset by the receipt of government funding in the three and six months ended September 30, 2024 of $217,915 and $557,747, respectively, (2023 - $nil and $nil).

At September 30, 2024, Burcon had negative working capital of $4.8 million (March 31, 2024 - positive working capital of $3.8 million). The negative working capital is driven by tranche 1 of the Secured Loan becoming current (refer to page 14 for further detail on this related party transaction) and cash used in operations over the six month period. Subsequent to September 30, 2024, the Company extended the maturity date of tranche 1 to July 1, 2026, remediating the working capital deficiency.

As at September 30, 2024, Burcon had commitments for contract manufacturing totaling $1,080,000 of which the Company has paid deposits of $122,500. Subsequent to September 30, 2024, the counterparty agreed to waive $770,000 of the contract manufacturing commitments, subject to certain conditions to be fulfilled by December 6, 2024. The Company has not committed to significant capital expenditures. Burcon expects to incur an additional $385,000 in patent expenditures for the balance of fiscal 2025.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

In the prior year, the Company began commercial production of its hemp protein isolate and during the six months ended September 30, 2024, the Company began commercial production of its canola protein isolate and completed its first sales of hemp and canola protein isolates. During the six months ended September 30, 2024, Burcon has successfully completed multiple contract research services agreements and continues to engage in discussions with these customers and other parties to provide contract services.

The Company is considering various financing options for its short-term and long-term liquidity requirements to maintain its operations and fund its commercialization and research and development activities. There can be no assurance that additional financing may be available on acceptable terms, if at all.

FINANCIAL INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and Secured Loan.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations.

(in thousands of dollars)

September 30, 2024	Carrying amount	Contractual cash flows	1 year	2 years	3-5 years

Accounts payable and accrued liabilities	898	898	898	-	-
Lease liabilities	102	123	33	33	57
Secured Loan	6,697	6,814	5,756	1,058	-
	7,697	7,835	6,687	1,091	57

March 31, 2024	Carrying amount	Contractual cash flows	1 year	2 years	3-5 years

Accounts payable and accrued liabilities	843	843	843	-	-
Lease liabilities	261	273	273	-	-
Secured Loan	6,405	6,573	-	6,573	-
	7,509	7,689	1,116	6,573	-

The contractual cash flows of Secured Loan include accrued interest expense payable.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

Fair value

The fair value of the Company's short-term financial assets and financial liabilities, including cash, amounts receivable, accounts payable and accrued liabilities approximates their carrying values due to the short-term maturities of these financial instruments.

The carrying values and fair values of financial instruments, by class, are as:

(in thousands of dollars)

September 30, 2024	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value

Financial assets
Cash	-	1,037	-	1,037
Amounts receivable	-	197	-	197
	-	1,234	-	1,234

Financial liabilities
Accounts payable and accrued liabilities	-	-	898	898
Secured loan	-	-	6,697	6,697
	-	-	7,595	7,595

March 31, 2024	At fair value through profit or loss	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value

Financial assets
Cash	-	4,197	-	4,197
Amounts receivable	-	465	-	465
	-	4,662	-	4,662

Financial liabilities
Accounts payable and accrued liabilities	-	-	843	843
Secured loan	-	-	6,405	6,405
	-	-	7,248	7,248

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

OUTSTANDING SHARE DATA

As at September 30, 2024, Burcon had 142,628,096 common shares outstanding, 9,150,900 stock options outstanding exercisable at a weighted average exercise price of $1.40 per share, 28,030,037 share purchase warrants outstanding that are exercisable at a weighted average price of $0.31 per share, and 323,000 restricted share units outstanding.

As at the date of this MD&A, Burcon had 142,628,096 common shares outstanding, 28,030,037 share purchase warrants that are exercisable at a weighted average exercise price of $0.31 per share, 8,845,056 stock options outstanding exercisable at a weighted average exercise price of $1.38 per share, and 323,000 restricted share units outstanding.

QUARTERLY FINANCIAL DATA

(Derived from unaudited interim financial statements. All figures in thousands of dollars, except per-share amounts)

	Three months ended
	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Revenue	40	237	-	-
Interest and other income	14	29	18	14
Total comprehensive loss for the period	(2,355)	(1,869)	(2,069)	(2,031)
Basic and diluted loss per share	(0.02)	(0.01)	(0.02)	(0.02)

	Three months ended
	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022
Revenue	184	-	-	161
Interest and other income	29	27	54	131
Management fee income	-	-	-	19
Impairment on investment in Merit Foods	-	-	-	(7,987)
Impairment loss on loans to Merit Foods	-	-	-	(4,334)
Total comprehensive loss for the period	(1,434)	(1,912)	(1,831)	(16,303)
Basic and diluted loss per share	(0.01)	(0.02)	(0.02)	(0.15)

Fiscal 2025 first quarter loss increased by $921,000 over the same quarter in fiscal 2024. The increased loss is primarily driven by higher research and development spend, increased general and administrative expenditures, and lower revenue. These increases were partially offset by increased government funding received in the current quarter compared to the comparable year ago quarter.

RELATED PARTY TRANSACTIONS

In June 2022, Burcon entered into a loan agreement with Large Scale Investments Limited, a wholly-owned subsidiary of Firewood Elite Limited ("Firewood"), for a secured loan of up to $10 million that would be made available to Burcon in two tranches of $5 million. Firewood, a related party of Burcon that has significant influence over the Company, is wholly-owned by Mr. Alan Chan, a director of the Company. During the three and six months ended September 30, 2024, the Company recorded interest expense of $148,423 and $291,993, respectively, (2023 - $133,195 and $245,427) on the Secured Loan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

In March 2024, the Company entered into a one-year consulting agreement with a director of the Company for the provision of financial and strategic advisory services. As compensation of the services, the Company issued 5,000,000 warrants ("Consultant Warrants") which are exercisable to acquire one common share at an exercise price of $0.27 up to June 25, 2026. Vesting of the Consultant Warrants are subject to shareholder approval, which was obtained at the Company's annual general meeting held on September 18, 2024. During the three and six months ended September 30, 2024, the Company recorded $112,500 and $225,000, respectively, (2023 - $nil and $nil) in stock-based compensation from the Consultant Warrants within general and administrative expenses (professional fees).

CRITICAL ACCOUNTING ESTIMATES

The preparation of condensed consolidated interim financial statements in accordance with IFRS Accounting Standards requires management to apply judgment in applying accounting policies. The judgments that have the most significant effect on the amounts recognized in the consolidated financial statements are outlined below. In addition, IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements, the reported amount of revenue and expenses during the reporting period, and disclosures made in the accompanying notes to the condensed consolidated interim financial statements. Outlined below are the assumptions and other sources of estimation uncertainty as at September 30, 2024 that have a risk of resulting in material adjustments to the carrying amounts of assets and liabilities within the next year.

Areas of judgement

Judgment is used in situations when there is a choice and/or assessment required by management. The following are critical judgments apart from those involving estimations, that management has made in the process of applying the Company's accounting policies and that have a significant effect on the amounts recognized in the consolidated financial statements.

Going concern

The determination as to the Company's ability to continue as a going concern is dependent on its ability to commercialize its technology, scale production, and/or to secure debt and equity financing. Certain judgements were made when determining if and when the Company will successfully implement its commercialization efforts and to secure debt and equity financing.

Determination of Cash-Generating Units ("CGUs")

For the purposes of assessing impairment of goodwill and long-lived assets, the Company must identify CGUs. Assets and liabilities are grouped into CGUs at the lowest level of separately identified cash flows. Determination of what constitutes a CGU is subject to management judgment. The composition of a CGU can directly impact the recoverability of non-financial assets included within the CGU. Management has determined that the Company has one CGU.

Assessment of indicators of impairment of long-lived assets including property and equipment, deferred development costs, and goodwill

Judgment is required in assessing whether there are indicators of impairment of long-lived assets. The Company tests property and equipment and development costs for impairment whenever events or circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. Management considers both internal and external information to determine whether there is an indicator of impairment and, accordingly, whether impairment testing is required.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

Sources of estimation uncertainty

Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Critical accounting estimates are also those that could potentially have a material impact on the Company's financial results where a different estimate or assumption is used. The significant areas of estimation uncertainty are:

Expected credit loss

The Company recognizes an amount equal to the lifetime expected credit loss ("ECL") on amounts receivables and loans to Merit Foods for which there has been a significant increase in credit risk since initial recognition.

Useful lives of property and equipment and deferred development costs

Depreciation of property and equipment and amortization of deferred development costs are dependent upon estimates of useful lives and residual value which are determined through the use of assumptions. Estimates of residual value and useful lives are based on data and information from various sources including industry practice and historic experience. Although management believes the estimated useful lives of the Company's property and equipment and deferred development costs are reasonable, changes in estimates could occur, affecting the expected useful lives and salvage values of the property and equipment and intangible assets.

Goodwill impairment assessment

The Company determines the recoverable amount of its CGU when performing its annual impairment test for goodwill. In determining the recoverable amount, the Company considers its market capitalization in determining the recoverable amount. The estimate of recoverable amount is based on management's best estimates of what an independent market participant would consider appropriate.

Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. In estimating the fair value, management is required to make certain assumptions and estimates such as the expected life of options, volatility of the Company's future share price, risk-free rate, future dividend yields and estimated forfeitures at the initial grant date. Changes in assumptions used to estimate fair value could result in different outcomes.

NEWLY ADOPTED ACCOUNTING STANDARDS AND AMENDMENTS

Amendments to IAS 1 - Classification of Liabilities as Current or Non-Current

The amendment clarifies the classification requirements to determine if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing or recognition. The amendment was adopted on April 1, 2024 with retrospective application and the adoption did not have a significant impact on the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures ("DC&P"), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them. The officers have evaluated the effectiveness and design of its DC&P as at September 30, 2024 and have determined these controls to be effective. These officers are also responsible for designing and maintaining internal controls over financial reporting ("ICFR") or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company's ICFR. They have evaluated and determined these internal controls and procedures over financial reporting as at September 30, 2024 and concluded they are effective.

During the six months ended September 30, 2024, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. Key risks are outlined below. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2024 under the section titled "Risk Factors", which is incorporated by reference herein. The AIF is available at www.sedar.com.

Patents and proprietary rights - Burcon's success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of others or having others infringe on its rights. Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this MD&A, Burcon has been granted a total of 113 patents in various countries covering a number of key processes and uses of Burcon's soy, pea, canola and flax protein products as functional food and beverage ingredients. Of those patents, 60 have been granted in the United States. Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurance that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. Burcon cannot be assured that competitors will not independently develop products similar to the Company's products or manufacture products designed to circumvent the exclusive patent rights granted to the Company. Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization - Since inception, Burcon has conducted research and development on a number of plant proteins, including soy, pea, canola, hemp, sunflower and others.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

Although Merit Foods completed construction of and commissioned a production facility to commercialize Burcon's pea and canola proteins, it had not begun to generate significant revenues from the sale of the Products to March 1, 2023 when it was placed in receivership. As of the date of this MD&A, the sale process is ongoing. In July 2024, the Company completed its first commercial production of canola proteins and generated revenues from the sale of canola protein isolate in the six months ended September 30, 2024. It will take time for significant revenues to be generated from the sale of the proteins. Depending on the outcome of Merit Foods' sale process, Burcon may need to find alternative pathways to produce Burcon's pea proteins. No assurance can be given that Burcon will be able to find a solution to manufacture its pea proteins.

While Burcon launched and began commercial production of its hemp and canola proteins at its partner manufacturer facility, Burcon does not have an exclusive contract with this partner manufacturer and there is a risk that our partner may not be able to provide sufficient production capabilities to meet Burcon's needs.

Although Burcon is in various discussions with potential partners to commercialize its sunflower and soy proteins, there can be no assurance that a suitable partner will be found.

The long-term success of the Company's soy, pea, canola, hemp and sunflower proteins as well as pea protein / canola protein blends hinges upon market acceptance by food and feed ingredient manufacturers and suppliers in numerous product applications. There is no assurance that Burcon's products will meet industry standards, obtain market acceptance and within a reasonable time frame. In addition, Burcon faces pricing risks for its products as it must price its proteins at a premium to market in order to achieve its business objectives.

As at the date of this MD&A, other than hemp and canola, none of Burcon's other potential products are commercially available as a food ingredient. The rising popularity of plant proteins has resulted in significant growth with increased participation by competitors entering the market to produce plant proteins. Many competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing, and human resources than Burcon. These competitors may succeed in developing products earlier than Burcon, obtaining regulatory approvals for such products more rapidly than Burcon or in development of products that are more effective than those proposed to be developed by Burcon.

History of operating losses and financing requirements - Burcon has accumulated net losses of approximately $146.3 million from its date of incorporation through September 30, 2024. Burcon has reported insignificant royalty revenues from Merit Foods and from commercial sales of its hemp and canola protein isolates. It will take time for significant revenues to be generated from the sale of these proteins. Although Burcon has launched its plant processing and scale-up validation services in May 2023 and completed multiple service contracts as of the date of this MD&A, it is not expected to generate significant revenues for Burcon in the short-term. Burcon expects its accumulated losses to increase as it continues to commercialize its products, its research and development and its product application trials. Burcon expects to continue to incur substantial losses for the foreseeable future. Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability. The commercial success of any of Burcon's products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon's business costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Three and six months ended September 30, 2024 and 2023

Developing Burcon's products and conducting product application trials is capital intensive. Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of $125.0 million from the sale or issuance of equity securities and convertible debentures. As at September 30, 2024, Burcon had $1.0 million in cash and negative working capital of $4.8 million. Subsequent to September 30, 2024, Burcon extended the maturity date of tranche 1 of the Secured Loan and requested a draw of $1.0 million under tranche 2 of the Secured Loan, remediating the working capital deficiency. Burcon will need to raise additional capital on acceptable terms in order for the Company to meet its business objectives and fund its operations.

OUTLOOK

For the balance of fiscal 2025, Burcon's main objectives will be to fully commercialize its hemp and canola proteins by increasing production and sales, to identify and develop clear routes to market for its other protein products and to further develop its pipeline of plant-based protein technologies to include other novel renewable plant sources. Burcon will focus on partner development for the commercialization of its sunflower proteins while evaluating licensing strategies or other alternatives for its pea and soy protein isolate technologies. Burcon's activities will include:

  working with its partner manufacturer to secure its production volume for hemp and canola proteins;

  working with HPS to market and sell Burcon's hemp proteins to generate revenues;

  identifying and securing a strategic partner(s) with the goal of commercializing its protein technologies including sunflower, soy, and pea protein technologies;

  advancing Burcon's pipeline of plant-based protein technologies by conducting research to develop and refine its extraction and purification processes for novel protein products;

  filing patent applications to protect intellectual property arising from research and development of new protein technologies;

  secure and perform further contract research projects at WTC's in order to continue engaging the marketplace and enhance Burcon's leadership position in plant protein technologies;

  continue to refine its protein extraction and purification technologies, develop new technologies and related products;

  further strengthen and expand its core intellectual property portfolio;

  explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon's intellectual property portfolio and business initiatives; and

  pursue product development agreements with major food, beverage, and nutritional product companies to develop improved or novel applications for Burcon's other specialty proteins into their products.